SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G
                                  Rule 13d-102

                    Under the Securities Exchange Act of 1934
                               (Amendment No.1)*

                       Nastech Pharmaceutical Company Inc.
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                                (Name of Issuer)

                    Common Stock, $.006 pare value per share
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                         (Title of Class of Securities)

                                    631728409
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                                 (CUSIP Number)

                                January 14, 2002
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             (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                               |_| Rule 13d-1 (b)
                               |X| Rule 13d-1 (c)
                               |_| Rule 13d-1 (d)

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*     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 631728409                  13G                       Page 2 of 6 Pages
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Joseph Edelman
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
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3   SEC USE ONLY


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4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
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                  5    SOLE VOTING POWER

                       411,500
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          0
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             411,500
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       0
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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    411,500
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    4.49%
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12  TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT


                                Page 2 of 6 Pages

Item 1.

      (a)   Name of Issuer.

            Nastech Pharmaceutical Company Inc.

      (b)   Address of Issuer's Principal Executive Offices.

            45 Adams Avenue
            Hauppauge, New York 11788

Item 2.

      (a)   Name of Person Filing.

            This Schedule 13G is being filed with respect to shares of Common Stock of the Issuer which are beneficially owned by Joseph Edelman. See Item 4 below.

      (b)   Address of Principal Business Office or, if none, Residence.

            The principal business address of the reporting person is:

            c/o First New York Securities, LLC
            850 Third Avenue, 8th Floor
            New York, NY 10022

      (c)   Citizenship.

            Mr. Edelman is a United States citizen.

      (d)   Title of Class of Securities.

            Common Stock, $0.006 par value per share

      (e)   CUSIP Number.

            631728409


                               Page 3 of 6 Pages

Item 3.     If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or
            (c), check whether the person filing is a:

      (a)   |_| Broker or dealer registered under Section 15 of the Act.
      (b)   |_| Bank as defined in Section 3(a)(6) of the Act.
      (c)   |_| Insurance Company as defined in Section 3(a)(19) of the Act.
      (d) |_| Investment Company registered under Section 8 of the Investment Company Act.
      (e)   |_| Investment Adviser in accordance with Sec.
                240.13d-1(b)(1)(ii)(E).
      (f) |_| Employee Benefit Plan or Endowment Fund in accordance with Sec. 240.13d"1(b)(1)(ii)(F).
      (g)   |_| Parent holding company, in accordance with Sec.
                240.13d-1(b)(ii)(G).
      (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
      (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
      (j)   |_| Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Sec. 240.13d-1(c), check this box |X| .

Item 4.     Ownership

      (a)   Amount Beneficially Owned.

                              411,500 (comprised of 43,100 shares held by Mr. Edelman, 35,900 shares held by Mr. Edelman through his trading account with First New York Securities, LLC and 332,500 shares held by Perceptive Life Sciences Master Fund Ltd., a Cayman Island company the investment manager of which is Perceptive Advisors LLC, a Delaware limited liability company of which Mr. Edelman is the managing member).

      (b)   Percent of Class. 4.49%

      (c)   Number of shares as to which each such person has

            (i)   sole power to vote or to direct the vote:              411,500

            (ii)  shared power to vote or to direct the vote:                  0

            (iii) sole power to dispose or to direct the disposition of: 411,500

            (iv)  shared power to dispose or to direct the disposition of:     0


                               Page 4 of 6 Pages

Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.


                               Page 5 of 6 Pages

Item 10.    Certification.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2002

                                                      /s/ Joseph Edelman
                                                      --------------------------
                                                           Joseph Edelman

      Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


                               Page 6 of 6 Pages